Exhibit 1

COVID-19 DEVELOPMENTS

Since December 2019, infections attributable to a novel form of virus (commonly referred to as COVID-19) have been reported around the world. On March 11, 2020, the World Health Organization characterized the COVID-19 outbreak as a pandemic. Measures to mitigate the spread and intensity of the outbreak have been undertaken by governments around the world, including mandatory quarantines, travel restrictions, social distancing and curtailment or suspension of economic and other forms of activity.

As of the date of this Amendment, Brazil had over 555,000 confirmed cases of coronavirus, of which over 31,100 were fatal. To date, Brazil has adopted several measures in response to the COVID-19 outbreak aimed at preventing mass contagion and overcrowding of Brazilian health service facilities, including, inter alia, coordination of repatriation flights for Brazilian residents abroad and granting of decision making authority to local governmental entities with respect to measures to be taken in response to the outbreak. Brazilian states and municipalities have taken extensive measures to limit the spread of the outbreak, including severe restrictions on business and economic activity.

The Republic has adopted several stimulus measures in reaction to the COVID-19 crisis. These measures currently amount to R$965.8 billion and are expected to increase the primary deficit of the Central Government in 2020 by R$417.7 billion. These measures, as currently approved or proposed, include, inter alia, (i) granting financial aid to vulnerable population and workers (R$257.5 billion, with an impact of R$157.6 billion on the Primary Deficit), (ii) allocating resources for medical treatment of the population and investing in appropriate protective gear (R$21.2 billion, with an impact of R$21.2 billion on the Primary Deficit), (iii) adopting measures to support cash flows of Brazilian companies (R$189.4 billion, with an impact of R$57.2 billion on the Primary Deficit), (iv) granting support to local governments (R$189.4 billion, with an impact of R$57.2 billion on the Primary Deficit), and (v) strengthening and increasing credit lines to individual citizens and companies (R$289 billion, with an impact of R$57 billion on the Primary Deficit).

Specific measures with respect to supporting vulnerable population and workers include, inter alia:

•	financial grants of R$600 for 3 months to informal workers, individual microentrepreneurs (microempreendedor individual) and low income families;

•	expansion of the Bolsa Familia program;

•	disbursement of electricity bills for low income families; and

•	mandatory halt in medication price increases.

Specific measures with respect to funding of medical treatment and investment in adequate protection of the population include, inter alia, opening of new or increasing of existing credit lines:

•	to governmental institutions and ministries specifically for purposes of enacting COVID-19 measures;

•	for research and development of COVID-19 related vaccines; and

•	aimed at providing support to Brazilian nationals living abroad. In addition, imported medical products will be subject to zero tax rates.

Specific measures with respect to supporting cash-flow positions of Brazilian companies include, inter alia:

•	grace periods or delayed timelines on payment of social security contributions as well as payment of tax obligations;

•	temporary regimes aimed at increasing flexibility in the labor market, including on hiring and debt negotiation.

Specific measures with respect to granting support to local governments include, inter alia:

•	suspension of debt payments owed to the Federal Government (R$35.3 billion);

•	rescheduling of debt payments owed to public sector financial institutions (R$13.9 billion);

•	securitization of debts guaranteed by private and public sector financial institutions (R$20 billion);

•	deferment of PIS/PASEP and FGTS tax sharing due by local governments (R$3.9 billion);

•	transfers for payment of health expenditures (R$23.5 billion);

•	additional financial aid granted to state and municipal funds (R$16 billion);

•	other direct transfers (R$60.2 billion).

The current support package to local governments amounts to R$208.6 billion. The current relief package for subnational governments amounts to R$125 billion and was approved by Congress and ratified by the President on May 28, 2020.

The Brazilian Central Bank has also put in place a liquidity package of R$2.7 trillion with the aim of supporting the liquidity of the Brazilian financial system through the COVID-19 crisis. The liquidity package includes, inter alia, (i) the reduction of Brazilian banks’ reserve requirements imposed by the Central Bank, (ii) the granting of collateralized loans to Brazilian financial institutions, (iii) a repurchase program targeted at Brazilian Global Bonds currently outstanding in the market.

In light of the COVID-19 crisis, the official GDP forecast for 2020 was revised from 2.1% to 0.0% on March 20, 2020 and to -4.7 % on May 5, 2020. The COVID-19 related GDP revision is mainly due to forecasted (i) global growth contraction, (ii) negative impacts on international trade and related supply chains, (iii) impacts on domestic supply chains, (iv) negative impacts on financial market conditions and (v) impacts of social distancing policies. If the COVID-19 crisis continues, the GDP forecast may be further revised.

On April 17, 2020, the Senate approved a proposal for a constitutional amendment referred to as the War Budget (Orçamento de Guerra). The aim of the War Budget is to simplify budget execution rules during the COVID-19 pandemic, allowing for expedited authorizations of (i) government purchases, (ii) construction projects, (iii) hiring of personnel and (iv) contracting with temporary service providers. The War Budget law was enacted by Congress on May 7, 2020.

In light of the COVID-19 crisis, the United States implemented a travel ban, effective as of May 26, 2020, on foreigners who have been in Brazil at any time during the 14-days prior to when they are scheduled to travel to the United States.

The consequences of the current COVID crisis could affect other aspects of the Brazilian economy and financial system in 2020 and beyond, including, inter alia, with respect to balance of payments, primary balance, public debt, interest rates and inflation.

OTHER RECENT DEVELOPMENTS

Political Developments

Corruption Investigations

Multiple investigations into public corruption have been ongoing since 2014. The investigations, which initially targeted an alleged bribery, money laundering and embezzlement scheme involving the provision of goods and services to Petrobras, a majority state-owned company, grew in scope to encompass wide-reaching anti-corruption investigations in many stages.

In December 2019, a law adopted with the aim of improving Brazil’s criminal and procedural legislative framework was approved by President Jair Bolsonaro (the “Anti-Crime Law”). After being approved by the National Congress, the Anti-Crime Law came into effect on January 23, 2020.

Recent Cabinet Changes

On April 24, 2020, Sergio Moro resigned as Minister of Justice and Public Security, and he was replaced by André Mendonça on April 29, 2020. In the context of his resignation, Sergio Moro made allegations of criminal activity against President Jair Bolsonaro. On April 27, 2020, the Supreme Court approved a request by the Attorney General to investigate Moro’s allegations.

On April 17, 2020 Nelson Teich took office as Minister of Health, replacing Luiz Henrique Mandetta. On May 15, 2020 Nelson Teich resigned and was replaced by Eduardo Pazuello.

Employment

As of April 30, 2020, formal employment decreased by 2.21% as compared to March 31, 2020, resulting in a loss of 860,503 jobs. In 2020, through April 30, 2020, 763,232 jobs were lost, compared to the creation of 313,835 jobs from January to April 2019,.

In the first quarter of 2020, the unemployment rate in Brazil was 12.2%, an increase of 1.3 percentage points compared to the fourth quarter of 2019 and a decrease of 0.5 percentage points compared to the first quarter of 2019.

Wages

As of February 1, 2020, the minimum monthly wage for 2020 was set at R$1,045, representing an increase of 4.7% compared to the 2019 minimum monthly wage of R$998.

The budgetary guidelines for 2021, sent to Congress on April 15, 2020, forecast minimum wage adjustments by the National Consumer Price Index (INPC) based on the preceding 12-month period, estimated in R$1,079.

Social Security

As of April 30, 2020, (i) the monthly benefits accumulated in the preceding 12-month period paid by the Brazilian Social Security System increased by 3.1% compared to the immediately previous period and (ii) the Brazilian Social Security System payments increased by 15.1%, when compared to April 30, 2019 (in real terms).

The law providing for reform of the Brazilian Social Security System went into effect on November 13, 2019.

THE BRAZILIAN ECONOMY

The economy in 2020 has been, and continues to be, adversely affected by COVID-19. See “Recent Developments—COVID-19 Developments.”

Gross Domestic Product

In the first quarter of 2020, GDP decreased by 1.5% compared to the fourth quarter of 2019. Compared to the first quarter of 2019, GDP increased by 0.9% in the first quarter of 2020 measured on a cumulative 12-month basis.

The first quarter of 2020 GDP results were mainly influenced by the industrial and services sectors, which decreased by 1.4% and 1.6%, respectively, compared to the fourth quarter of 2019.

Prices

Inflation

The IPCA decreased from 0.07% in March 2020 to -0.31% in April 2020. With respect to the 12-month period ended on April 30, 2020, the index increased 2.40%, 0.9 percentage points below the rate of 3.30% registered in the 12 immediately previous months.

For 2022, the CMN set the inflation target at 3.50% with a tolerance interval of plus or minus 1.5 percentage points.

Interest Rates

In May 2020, COPOM reduced the Selic interest rate to 3.00% per annum and forecasted IPCA inflation at approximately 2.4% for 2020 and 3.4% for 2021. This forecast assumes a path for the Selic interest rate that ends 2020 at 2.75% p. a. and rises to 3.75% p. a. in 2021 and a constant exchange rate of R$/US$5.55. It also assumes an increase in oil prices of approximately 40% by the end of 2020.

In the scenario with a constant interest rate of 3.75% p. a. and a constant exchange rate of R$/US$5.55, the IPCA inflation projections are of approximately 2.3% for 2020 and 3.2% for 2021. This scenario also assumes an increase in oil prices rise of approximately 40% by the end of 2020.

Principal Sectors of the Economy

Privatizations

On February 21, 2020, the PPI launched a successful auction of the highway BR-101/SC located in the State of Santa Catarina, which is expected to generate returns of R$7 billion over a period of 30 years.

Mining, Oil and Gas

On November 6, 2019, the ANP successfully auctioned the exploration of pre-salt fields outside of the scope of the Petrobras Transfer of Rights Agreement.

FINANCIAL SYSTEM

Financial Institutions

BNDES

In March 2020, the CMN decreased the long-term interest rate used for loans granted by the Brazilian National Development Bank (“BNDES”) (Taxa de Juros de Longo Prazo or “TJLP”) from 5.09% to 4.94% per annum for the second quarter of 2020. As of January 1, 2018, the TJLP was replaced by the TLP (Taxa de Longo Prazo) applicable for new BNDES loans. As of June 2020, the TLP was IPCA plus 2.26% per annum.

Loan Loss Reserves

As of April 2020, credit operations in arrears for over 90 days were at 3.27%, a 0.10 percentage points increase in comparison with March 2020 (3.17%). As of April 2020, the level of credit operations in arrears with respect to credits granted to families was at 4.03%, an increase when compared to the previous month (3.92%), arrears of credits to legal entities also increased (from 2.15% to 2.28%).

Foreign Exchange Rate

The Brazilian Real-U.S. Dollar exchange rate, as published by the Central Bank, was R$5.26 to US$1.00 (sell side) on June 2, 2020.

BALANCE OF PAYMENTS

As of April 30, 2020, the current account registered a deficit of US$44.38 billion (2.61% of GDP) for the preceding 12-month period. For the same period, the capital account registered a surplus of approximately U.S.$391.60 million and foreign direct investment was U.S.$73.21 billion (4.31% of GDP). The international reserves volume as of June 1, 2020 amounted to US$345.79 billion.

PUBLIC FINANCE

2020 Budget

The budget law for 2020, approved on January 17, 2020, set a primary balance target of R$124.1 billion (1.6% of estimated GDP) for the consolidated public sector in 2020. On March 20, 2020, in light of the current COVID-19 crisis, Congress approved a waiver from the fiscal target accomplishment rule. The following table sets forth the assumptions that were included in the budget. There is no assurance that such assumptions will prevail, and, as they were made prior to the increasing effect of COVID-19, it is likely that outcomes will be different.

Table No. 2

Principal 2020 Budget Assumptions

As of November, 2019
Gross Domestic Product
Nominal GDP (billions of Reais)	7,618
Real GDP Growth	2.3%
Inflation
Domestic Inflation (IPCA)	3.5%

Source: Federal Budget Secretariat (SOF) and Economic Policy Secretariat (SPE)

The following table sets forth revenues and expenditures of the Federal Government from 2016 through 2019 and the budgeted amounts for 2020.

Table No. 3

Primary Balance of the Central Government(1)

(in billions of Reais)

	2016	2017	2018	2019	Budget(5) 2020
1 – Total Revenues	1,315.0	1,383.1	1,484.2	1,635.1	1,637.1
1.1 – RFB Revenues (2)	819.8	835.6	905.1	946.1	1,003.1
1.2 – Fiscal Incentives	-0.2	-1.4	0.0	0.0	0.0
1.3 – Social Security Net Revenues	358.1	374.8	391.2	413.3	436.5

1.4 – Non – RFB Revenues	137.2	174.1	188.0	275.7	197.6
2 – Transfers by Sharing Revenue	226.8	228.3	256.7	288.3	288.7
3 – Total Net Revenue	1,088.1	1,154.7	1,227.5	1,346.8	1,348.4
4 – Total Expenditures	1,249.4	1,279.0	1,351.8	1,441.8	1,472.5
4.1 – Social Security Benefits	507.9	557.2	586.4	626.5	681.3
4.2 – Personnel and Social Charges	257.9	284.0	298.0	313.1	328.2
4.3 – Other Mandatory Expenditures	213.0	197.3	201.3	195.2	225.6
4.4 – Discretionary expenditures – All Branches	270.7	240.5	266.0	307.0	237.5
5 – Brazilian Sovereign Wealth Fund (FSB)	0.0	0.0	4.0	0.0	0.0
6 – Primary Balance (3)	(161.3)	(124.3)	(120.2)	(95.1)	(124.1)
7 – Methodological Adjustment	3.9	7.6	6.6	6.8	—
8 – Statistical Discrepancy	(2.1)	(1.8)	(2.6)	(0.6)	—
9 – Central Government Primary Balance (4)	(159.5)	(118.4)	(116.2)	(88.9)	(124.1)
10 – Nominal Interest	(318.4)	(340.9)	(310.3)	(310.1)	(314.1)
11 – Central Government Nominal Balance (4)	(477.8)	(459.3)	(426.5)	(399.0)	(438.2)

Note: Numbers may not total due to rounding

(1)	Consolidated accounts of (i) the National Treasury, (ii) Social Security System and (iii) the Central Bank.
(2)	Brazilian Federal Tax Authority (Receita Federal do Brasil or “RFB”).
(3)	Calculated using the “above the line” method, with respect to the difference between the revenues and expenditures of the public sector.
(4)

Calculated using the “below the line” financial method, with respect to changes in public sector’s total net debt (domestic or external). Surpluses are represented by positive numbers and deficits are represented by negative numbers

(5)	Estimates.

Source: National Treasury Secretariat

The following table sets forth the expenditures of the Federal Government by function for 2016 through 2019, and the budgeted amounts for 2020. The figures in the table below are not directly comparable to those set forth in Table No. 3 above, entitled “Primary Balance of the Central Government” given that the expenditures set forth in Table No. 3 were calculated in accordance with the IMF methodology, which does not include, among other things, debt service expenditures and certain financial investments (and are taken into account in the numbers set forth in Table No.4 below).

Table No. 4

Expenditures of the National Treasury by Function

(in millions of Reais)

	2016	2017	2018	2019	2020 Budget(1)
Legislative	6,164.1	6,213.4	6,373.8	6,573.1	8,144.2
Judiciary	27,580.2	29,404.9	31,068.7	32,621.9	37,820.4
Essential to Justice	5,329.5	5,929.9	6,040.1	6,426.9	7,765.7
Administration and Planning	20,348.7	22,773.1	25,988.3	22,978.8	28,985.5
National Defense	57,006.5	63,156.8	71,058.7	78,465.7	75,238.9
Public Security	7,553.1	8,097.4	8,216.4	8,449.2	11,323.4
Foreign Affairs	2,654.2	2,757.9	3,002.1	3,093.7	3,281.6
Social Assistance	78,218.5	84,098.8	87,977.1	94,914.7	92,447.7
Social Security	593,925.1	654,512.2	681,663.7	725,885.6	775,975.9
Health	98,773.3	101,423.3	107,759.5	113,907.8	115,599.8
Labor	70,037.7	69,900.0	70,861.2	72,480.8	80,943.6
Education	84,948.8	88,631.0	90,927.8	88,224.8	108,800.0
Culture	886.2	949.7	960.2	715.7	1,708.5
Citizenship Rights	1,801.6	1,344.0	929.7	828.9	1,129.6
Urban Planning	1,502.1	1,822.8	1,648.1	1,383.2	1,676.6
Housing	9.4	6.2	5.7	11.7	16.0
Sanitation	409.9	714.6	558.6	454.2	423.3
Environmental Management	3,280.4	2,908.6	3,471.0	3,158.2	3,743.4
Science and Technology	5,907.6	5,904.6	6,194.5	6,278.8	6,881.2
Agriculture	18,834.4	14,487.2	15,151.6	14,355.2	24,577.9
Agricultural Organization	2,233.2	1,735.9	1,571.4	1,345.9	1,748.6
Industry	1,906.1	1,973.6	1,917.5	1,610.1	1,731.4
Commerce and Services	2,379.8	2,088.9	2,645.5	1,782.6	4,060.3
Communications	1,205.2	1,030.6	1,089.0	1,122.6	2,089.0
Energy	1,611.0	1,701.2	1,753.1	2,261.5	1,368.7

	2016	2017	2018	2019	2020 Budget(1)
Transportation	10,015.4	10,705.5	11,352.9	8,530.8	15,969.2
Sports and Leisure	478.0	310.4	286.9	159.3	220.2
Special Charges	787,458.5	815,472.9	948,277.2	957,429.6	2,082,930.2
Contingency Reserve	—	—	—	—	61,919.0
SubTotal	1,892,458.6	2,000,055.2	2,188,750.3	2,255,451.5	—
Refinancing Charges	653,821.7	462,632.7	450,198.3	476,775.2	—
Total	2,546,280.3	2,462,687.9	2,638,948.7	2,732,226.7	3,558,520.1

(1)	Estimates.

Source: Ministry of Finance/National Treasury Secretariat and Federal Budget Secretariat

2021 Budget

The budgetary guidelines bill for 2021, sent to Congress on April 14, 2020, set a nominal primary deficit for the consolidated public sector for 2021 of R$153.4 billion (approximately 1.9% of estimated GDP for 2021 as set forth in that bill). The macroeconomic parameters contemplated by the bill anticipate inflation of 3.65% and a projected GDP growth of 3.3% for 2021.

Table No. 5

Principal 2021 Budget Assumptions

As of March, 2021
Gross Domestic Product
Nominal GDP (billions of Reais)	8,150
Real GDP Growth	3.3%
Inflation
Domestic Inflation (IPCA)	3.65%

Source: Federal Budget Secretariat (SOF) and Economic Policy Secretariat (SPE)

Fiscal Balance

In April 2020, the consolidated public sector registered a primary deficit of R$94.3 billion. For the 12-month period ended April 30, 2020, the accumulated balance registered a deficit of R$164.4 billion (2.25% of GDP).

In April 2020, the Brazilian Social Security System registered a deficit of R$33.4 billion, 58.2% higher (in real terms) than the deficit registered in April 2019. For the 12-month period ended April 30, 2020, the deficit of the Brazilian Social Security System totaled R$236.6 billion (in real terms). At current market prices, the deficit accumulated in the preceding 12-month period ended on April 30, 2020 reached R$234.0 billion.

DEBT

Public Debt Indicators

Public Sector Net Debt

As of April 30, 2020, Public Sector Net Debt was R$3,845.3 billion (52.7% of GDP) compared to R$3,769.7 billion (54.0% of GDP) as of April 30, 2019.

General Government Gross Debt

As of April 30, 2020, General Government Gross Debt was R$5,817.9 billion (79.7% of GDP) compared to R$5,479.6 billion (78.5% of GDP) as of April 30, 2019.

Federal Public Debt

The following table presents Brazil’s Federal Public Debt profile as of April 30, 2020.

Table No. 6

Federal Public Debt Profile

	Abr/20		Apr-20	Mar/20		Mar-20	Abr/19		Apr-19
			%			%			%
Federal Public Debt (R$ bn)	R$	4.160,8	100,0%	R$	4.214,8	100,0%	R$	3.878,7	100,0%
Domestic	R$	3.943,7	94,8%	R$	4.006,5	95,1%	R$	3.723,4	96,0%
Fixed-rate	R$	1.200,6	28,9%	R$	1.291,1	30,6%	R$	1.169,7	30,2%
Inflation-linked	R$	1.118,2	26,9%	R$	1.112,1	26,4%	R$	1.113,3	28,7%
Selic rate	R$	1.611,6	38,7%	R$	1.590,6	37,7%	R$	1.433,3	37,0%
FX	R$	230,4	5,5%	R$	221,0	5,2%	R$	162,4	4,2%
Others		—	0,0%		—	0,0%		—	0,0%
External (R$ bn)	R$	217,1	5,2%	R$	208,3	4,9%	R$	155,3	4,0%
Maturity Profile
Average Maturity (years)		4,0			4,0			4,2
Maturing in 12 months (R$ bn)	R$	896,3		R$	902,3		R$	617,4
Maturing in 12 months (%)		21,5%			21,4%			15,9%

Source: National Treasury

Table No. 7

Annual Borrowing Plan 2020(1)

	Limits for 2020
	Minimum	Maximum
Stock of Federal Public Debt (R$ billion)
Federal Public Debt	4,500.0	4,750.0
Composition—%
Fixed Rate	27.0	31.0
Inflation Linked	23.0	27.0
Floating Rate	40.0	44.0
Exchange Rate	3.0	7.0
Maturity Profile
% Maturing in 12 months	20.0	23.0
Average Maturity (years)	3.9	4.1

(1)	As published on January 28, 2020

Source: National Treasury

Public Debt Management

Golden Rule

In order to assure compliance with the Golden Rule in 2020, on April 14, 2020 the Federal Government forwarded a bill to the Congress requesting an Additional Line of Credit in the amount of R$343.6 billion, the maximum value forecasted in the budget. This Additional Line of Credit was approved on May 21, 2020.

Regional Public Debt (State and Municipal)

BNDES Early Repayments

In accordance with the fiscal consolidation program promoted by the Federal Government, new BNDES Early Re-payments were settled in 2019, totaling 100 billion in the year. The first installment was paid on May 31 amounting to BRL 30 billion; the second, totaling BRL 40 billion, was due on September 19; the third, in the value of BRL 30 billion, occurred on December 11. The proceeds of BNDES Early Re-payments will be used exclusively by the National Treasury for public debt relief and compliance with the Golden Rule.

Federal Government Guarantees

As of April 30, 2020, the Federal Government paid a total of R$22.5 billion in liabilities incurred by the State of Rio de Janeiro (R$15.0 billion), under the Special Recovery Regime, and (i) the State of Minas Gerais (R$5.1 billion), (ii) the State of Goiás (R$1.3 billion) (iii) the State of Bahia (R$239,80 million, (iv) State of Pernambuco (R$ 89,25 million). The Federal Government is currently prevented by the STF from recovering any guarantees granted in the context of the Special Recovery Regime.

External Public Debt

Securities Offerings in 2019

On November 4, 2019, the Federal Government issued a dual tranche offering comprised of the reopening of its 4.500% Global Notes due 2029, issuing US$500 million, and the offering of US$2.5 billion of a new thirty-year benchmark, the 4.750% Global Notes due 2050. Concurrently with the new issue, Brazil announced the repurchase of part of its outstanding bonds, with the objective of increasing the efficiency of the sovereign curve in the external market, in line with the guidelines established in the Annual Borrowing Plan (PAF).

Rating Agencies

In May 2020, Fitch Ratings confirmed Brazil’s long-term foreign currency sovereign credit rating at BB- and revised Brazil’s outlook from stable to negative. In April 2020, Standard & Poor’s confirmed Brazil’s long-term foreign currency sovereign credit rating at BB- and changed the outlook to stable from positive. In May 2020, Moody’s confirmed Brazil’s long-term foreign currency sovereign credit rating at Ba2 maintaining the stable outlook.